PRICING SUPPLEMENT NO. 113 DATED                        Filed Pursuant to
AUGUST 6, 1998 TO PROSPECTUS DATED                      Rule 424(b)(5)
SEPTEMBER 17, 1997, AS SUPPLEMENTED BY                  File No. 333-34087
PROSPECTUS SUPPLEMENTS DATED OCTOBER 1, 1997

                          CMS ENERGY CORPORATION

    General Term Notes (servicemark of J.W. Korth & Company), Series D
                Due 9 Months to 25 Years from date of issue

         Pursuant to the terms of a Distribution Agreement as supplemented by certain letter agreements, the Company has appointed the Agents referred to below as agents through which General Term Notes (servicemark of J.W. Korth & Company) (the "Notes") may be offered by the Company on a continuous basis. Additional Agents may be designated under the Distribution Agreement from time to time. Except as set forth herein, the Notes offered hereby have such terms as are described in the accompanying Prospectus dated September 17, 1997, as supplemented by the Prospectus Supplements dated October 1, 1997.

         On June 23, 1998, the Company announced an accounting change for its oil and gas exploration and production subsidiary which required the Company to record a one-time, non-cash reduction of shareholders' equity of about $176 million after tax. As a result of the accounting change, the Company's financial statements for prior periods have been restated. Shareholder equity as restated was $1.787 billion at year-end 1997. Refer to Forms 8-K dated June 23 and July 30, 1998 for further discussion of this accounting change and copies of these restated financial statements.

         On August 3, 1998, the Company announced the execution of a merger agreement with Continental Natural Gas, Inc. ("CNGL"), a $185 million (assets) energy company engaged in gathering, processing, purchasing and marketing natural gas and natural gas liquids in Oklahoma and Texas. Approximately $65 million of CMS Energy Common Stock will be issued to acquire 100% of CNGL's common stock and approximately $90 million of CNGL debt will be assumed in the transaction, which is intended to be accounted for as a pooling of interests. The merger agreement is subject to ratification by the holders of a majority of CNGL's common stock. The transaction is expected to close early in the fourth quarter of 1998. Other than compliance with the Hart-Scott-Rodino Act, the transaction does not require any governmental approvals.

CUSIP Number: 12589QYY6

Aggregate Principal Amount:             $  2,256,000.00
Original Issue Date
  (Settlement Date):                    August 11, 1998
Stated Maturity Date:                   July 15, 2005
Issue Price to Public:                  100.00% of Principal Amount
Interest Rate:                          6.750% Per Annum
Interest Payment Dates:                 September 15 and monthly
                                        thereafter
                                        Commencing September 15, 1998
Survivor's Option:                      [ X ] Yes      [   ] No
Optional Redemption:                    [ X ] Yes      [   ] No


Initial Redemption Date:                July 15, 2000
Redemption Price:                       Initially 101.00% of Principal
                                        Amount and 100% after the first
                                        anniversary of the Initial
                                        Redemption Date.

                                        Principal Amount of Notes
               Agent                    Solicited by Each Agent

Prudential Securities Incorporated      $  1,543,000.00
First of Michigan Corporation           $          0.00
J.W. Korth & Company                    $    713,000.00
               Total                    $  2,256,000.00

               Per Note Sold by
               Agents To Public                                Total

Issue Price:                            $      1,000.00    $  2,256,000.00
Agent's Discount or Commission:         $          7.00    $     15,792.00
Maximum Dealer's Discount or
  Selling Concession:                   $         18.00    $     40,608.00
Proceeds to the Company:                $        975.00    $  2,199,600.00

CUSIP Number:  12589QYY6